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09058908

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York,	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barrett **(212) 389 8088**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AFFIRMATION

I, David Barrett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Collins Stewart LLC (the "Company"), as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company, nor any member, principal, officer, or director, has any proprietary interest in any account classified solely as that of a customer.

2/27/09

Signature Date

David Barrett Managing Director Finance/FINOP

Name Title

Subscribed and sworn to before me
on this 27th day of February, 2009.

2/27/09

Notary Public

JACQUELINE E. MASON
Notary Public, State of New York
No. 01MA6194563
Qualified in New York County
Term Expires October 6, 2012

COLLINS STEWART LLC

(SEC I.D. NO. 8- 41403)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins Stewart LLC:

We have audited the accompanying statement of financial condition of Collins Stewart LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Collins Stewart LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 14 to the statement of financial condition, the Company recorded a prior period adjustment to begining member's equity related to the incorrect recording of affiliate transactions.

Deloitte & Touche LLP

February 27, 2009

COLLINS STEWART, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 20,405,100
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS	3,877,400
INVESTMENT BANKING RECEIVABLES	407,500
SECURITIES OWNED:	
Marketable	6,478,200
Not readily marketable	277,500
DUE FROM PARENT	27,100
PREPAID EXPENSES	676,000
FIXED ASSETS (NET OF ACCUMULATED DEPRECIATION OF $1,677,900)	760,900
GOODWILL	1,536,000
OTHER ASSETS	793,900
TOTAL	$ 35,239,600

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased	$ 3,358,400
Accrued personnel costs	13,030,700
Due to affiliate	696,900
Accounts payable and accrued liabilities	3,438,500
Total liabilities	20,524,500
SUBORDINATED DEBT	700,000
MEMBER'S EQUITY	14,015,100
TOTAL	$ 35,239,600

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart LLC (the "Company" or "CS LLC"), was formed in the state of Delaware on August 20, 2007 following the merger transaction between Collins Stewart Inc. and C. E. Unterberg Towbin Holdings Inc. in July 2007. CS LLC is a wholly-owned subsidiary of Collins Stewart Inc (the "Parent" or "CSI"), which in turn is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"). CSEL is a wholly-owned subsidiary of Collins Stewart plc ("CS plc"), a United Kingdom public company. CS LLC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of domestic and foreign equity securities and American Depository Receipts ("ADRs") as well as on a name-give-up basis for equity options, futures and various other derivative instruments. All institutional customer equity business is cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, ADRs and most foreign equity transactions are cleared through National Financial Services ("NFS"). Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis. The Company renders underwriting, investment banking, research and consulting services and engages in market making activities in equities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes regarding goodwill, fixed assets, personnel costs, tax and other matters. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2008, cash and cash equivalents are comprised principally of cash and money market instruments at major U.S. financial institutions.

Fixed Assets—Fixed assets are reported at cost, net of accumulated depreciation. Depreciation is provided for on all classes of assets on a straight-line basis over the estimated useful life of the assets. Computer and communications equipment and furniture, fixtures, fittings and other equipment are depreciated over four years. Leasehold improvements are depreciated over the life of the lease.

Securities Transactions and Fair Value— Transactions in securities are recorded on a trade date basis. All of the instruments within securities owned and securities sold, not yet purchased, are measured at fair value.

The Company adopted the provisions of Statement of Financial Condition No. 157, "Fair Value Measurements" ("SFAS No. 157") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. (See Note 5 for further details).

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value. Observable inputs are inputs used in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Securities owned and securities sold, not yet purchased which are readily marketable are considered Level 1 financial instruments and are valued accordingly. Securities not readily marketable consist primarily of warrants received as payment for investment banking services provided and are valued at fair value as Level 2 instruments. Non-marketable securities also include common and preferred stock of private companies, the valuations of which are unobservable and determined by management. These are considered Level 3 instruments. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net in the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Income Taxes— As a single-member limited liability company, the member, CSI, is individually responsible for income taxes that result from the Company's operations. Therefore, the Company has taken the position that it is not required to recognize an allocation of CSI's current and deferred income taxes in its statement of financial condition.

Goodwill and Intangible Asset—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company accounts for goodwill following the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. The statement eliminates the requirement to amortize goodwill and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value.

Accrued Personnel Costs—Accrued personnel costs principally represent unpaid bonuses as of December 31, 2008.

3. RECENT ACCOUNTING DEVELOPMENTS

Fair Value Measurement
In November 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157. As described above, this statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No.157 is intended to create consistency in valuing all assets and liabilities as required by GAAP. The statement is effective for fiscal years beginning after November 15, 2007 and the Company adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No.157 did not have a material impact on the Company's financial position.

In October 2008, the FASB issued FASB Staff Position FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The adoption of FSP FAS 157–3 did not have a material impact on the Company's financial position.

Fair Value Option
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on January 1, 2008, but did not elect to apply the provisions of SFAS No. 159 to any financial instrument that was not previously subjected to fair value measurements. Accordingly, the adoption of SFAS No. 159 did not have any impact on the Company's financial position.

Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to determine the amount to recognize in the financial statements. Also, in accordance with FSP FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, Collins Stewart LLC has elected to defer Interpretation 48, Accounting for Uncertainty in Income Taxes for the fiscal year ended December 31, 2008. Collins Stewart LLC does not expect that the adoption of FIN 48 will have an impact on its statement of financial condition.

Intangible Assets
In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and removes the need for an entity to consider, when determining the useful life of an

acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on its statement of financial condition.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions and clearing organizations	$ 3,010,400	$ -
Other amounts	867,000	-
	$ 3,877,400	$ -

5. FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by NFS, a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2008, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

As described in Note 2, the Company values its financial instruments at fair value and follows the disclosure requirements in SFAS No. 157. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing.

The following fair value hierarchy table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets:				
Securities owned:	$6,335,600	$142,600	$277,500	$6,755,700
Liabilities:				
Securities sold, but not yet purchased	3,358,400	-	-	3,358,400

6. FIXED ASSETS

Fixed assets are comprised of the following:

Computer and communications equipment	$ 1,879,700
Furniture, fixtures and other equipment	497,500
Leasehold improvements	61,600
	2,438,800
Less accumulated depreciation and amortization	1,677,900
	$ 760,900

During the year, the Company purchased $54,200 of fixed assets.

7. GOODWILL AND INTANGIBLE ASSETS

The Company follows SFAS No. 142 in determining the value of its goodwill and intangible assets. On July 16, 2007, CSI completed the acquisition of CE Unterberg Towbin ("CEUT") and goodwill in the amount of $10,242,600 was generated. The Company also had an existing goodwill balance of $2,212,900 originally arising from the acquisition of certain assets and liabilities of Burlington Capital Markets in January 2005.

The Company performed its annual goodwill impairment testing in December 2008, using a discounted cash flows model, a widely accepted industry valuation technique, to estimate the fair value of its SFAS No. 142 reporting units. Based on the criteria of SFAS No. 142, the Company concluded that goodwill was impaired. Goodwill of $1,536,000 remains on the statement of financial condition at December 31, 2008.

As part of the acquisition of CEUT, CSI assumed the office space in New York City previously occupied by CEUT. The office space is under lease for the next eight years. At the time of the acquisition, rent payments were less than current market value for lease space in New York City and accordingly, an intangible for a favorable lease was established. The intangible asset was originally valued at $3,702,000 and is amortized over the remaining eight years of the lease. As a result of deteriorating real estate market conditions in New York City, the Company has concluded that it no longer enjoys a favorable lease benefit, as current market values for leased space in New York City have declined dramatically in 2008 and the intangible asset is impaired. There are no intangible assets on the Company's statement of financial condition at December 31, 2008.

8. SUBORDINATED DEBT

Subordinated debt consists of a floating rate subordinated loan from an affiliate, CSEL, on which interest is paid quarterly. Under the floating rate subordinated loan agreement, the Company has borrowed $700,000 at an interest rate of Prime plus 3%. This loan matures on August 31, 2009. The borrowing under this agreement qualifies as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934. During 2008 the weighted average interest rate was 6.90%.

In addition, on March 19, 2007, CEUT LLC entered into a revolving subordinated credit agreement with a bank (the "Agreement") that expired on March 20, 2008. Under the Agreement, the Company could borrow up to $5,000,000 at an interest rate of the adjusted London Interbank Offered Rate ("LIBOR") plus 2% for the first thirty days that such loan was outstanding and LIBOR plus 5% thereafter. In March 2008, the Company repaid the outstanding balance of $3,000,000 and the credit agreement expired.

9. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $8,077,000 which was $6,932,600, in excess of the required minimum net capital of $1,144,400. The ratio of aggregate indebtedness to net capital was 2.1 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Withdrawals from Member's equity and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. STOCK-BASED COMPENSATION

Deferred Compensation Plan

Effective with CSI's acquisition of CEUT, the Company instituted a deferred compensation plan for certain employees. Under the terms of this plan, eligible employees will receive shares of CS plc upon completion of a three-year employee service period. The shares vest ratably over the aforementioned three year period. Any unvested shares to which an eligible employee is entitled will be forfeited upon termination from CSI for cause or employee resignation for other than a stipulated or good reason. Senior management of the Company reallocates forfeited shares to the remaining eligible employees who are participating in the deferred compensation plan.

At December 31, 2007, 2,755,511 shares were granted to eligible employees. No additional grants were made during 2008. Of those shares, 2,112,053 shares were vested and 643,457 remain non-vested at the end of the year. No shares were forfeited during the year. At grant date, the stock price of CS plc was $4.7485. As CS plc is a publicly traded company, fair value of the stock was determined from quoted market sources. There were no modifications to the deferred compensation plan made during the year.

Share-option plans

The Company participates in several share based payment plans operated and sponsored by the ultimate parent, CS plc. CS plc has a number of share incentive plans for granting of non-transferable options to certain employees and executives. Options granted under the plans vest on the first day on which they become exercisable, which is typically three years after grant date. The options are over shares in CS

plc. The maximum life of the option is 10 years. These options are settled in equity once exercised, and dependent on the option scheme, will be settled either with new shares issued or shares purchased in the market.

The following table summarizes the share option schemes in which the Company participated that existed during 2007 and 2008 and the estimated fair values of the options granted.

		Estimated fair value
As of December 31, 2007		
Unapproved Share Option Schemes	1,381,691	$2.58-$2.68
As of December 31, 2008		
Unapproved Share Option Schemes	1,420,041	$1.30-$1.67

Details of share options outstanding during the year are as follows:

	Number of shares outstanding for the year ended December 31, 2008	Weighted average exercise price
Outstanding at the start of the year	1,381,691	0.000
Outstanding at the end of the year	2,801,732	0.000
Granted	1,473,307	0.000
Exercised in the year	0	0.000
Forfeited	(53,266)	0.000
Expired during the year	0	0.000
Exercisable at the end of the year	53,266	0.000

For the year ended December 31, 2008 the weighted average grant date fair value of equity options granted by CS plc was $1.78. There were no options exercised during the year. The fair value of shares vested during the year was $1.30.

At December 31, 2008 there were 53,266 fully vested share options. These fully vested share options had a weighted-average exercise price of $0.00 and the weighted-average remaining contractual term of the options currently outstanding was 2.50 years.

The estimated fair value of each option granted by CS plc was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends, expected life of the option until exercise and a risk-free interest rate based on United Kingdom government securities with a similar maturity profile.

	2008
Share price at date of grant	$1.30-$1.67
Exercise price	0.0000
Expected volatility	47.018% - 56.489%
Expected life (years)	3 years
Risk free rate	5.50%
Expected dividend yield	5.58%

There were no significant modifications to the share based payment plans made during the year.

11. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

12. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expires on November 29, 2010. In connection with the office space lease expiring November 29, 2010, the Company has a security deposit of $212,900, in the form of a Letter of Credit from JPMorgan Chase Bank.

In addition, the Company maintains leases for offices based at 40 Wall Street, New York and Pittsfield, Vermont. The 40 Wall Street lease originally expires on July 31, 2014 (see below) and the Pittsfield lease expires on July 31, 2010.

In order to reduce the amount of space the Company was committed to, in April 2008, the Company exercised its early termination option under the lease for the 40 Wall Street and reset the expiration date of the lease to April 30, 2009.

As result of the acquisition of CEUT the Company acquired leases for offices based at 350 Madison Avenue, New York; 456 Montgomery Street, San Francisco, CA and 4 Shenkar St, Herzliya Pituach, Israel. The 350 Madison Avenue lease expires March 31, 2016, the San Francisco lease expires May 7, 2012 and the Israel lease expires July 23, 2009.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its 350 Madison Avenue office space, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $2,500,000. Under the lease terms, effective April 1, 2011, the letter of credit may be reduced to $1,250,000.

The Company leased computer equipment together with software that are classified as a capital lease and secured by such computer equipment. The cost of the computer equipment together with the software under capital lease is included in the statement of financial condition in furniture, equipment and leasehold improvements totaling $168,000 at December 31, 2008. At December 31, 2008 the lease related to this equipment was paid in full and the Company exercised the $1 purchase option for the equipment and software. Accumulated amortization of the leased computer equipment at December 31, 2008 was approximately $117,700.

At December 31, 2008, the future minimum base rental payments under these leases are as follows:

Year Ending December 31	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2009	4,520,000	1,161,000	3,359,000
2010	4,277,000	448,000	3,829,000
2011	4,086,000	-	4,086,000
2012	3,887,000	-	3,887,000
2013	3,749,000	-	3,749,000
Thereafter	8,435,000	-	8,435,000
Total future minimum lease payments			27,345,000

Litigation— The Company is involved in various litigation matters, including those arising out of activities as an investment banker and employment matters. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote.

13. RELATED PARTY TRANSACTIONS

Due to affiliate consists of a payable to Collins Stewart Europe Ltd ("CSEL") for $696,900. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly by the Company from the customer and are remitted periodically to the CSEL. It also consists of management fee charges for dealer services and research, operations, administrative and other services. The balance to CSEL includes a prior period adjustment of $1,213,800 in relation to the intercompany transaction refered to in note 14.

Due from Parent consist of $27,100 of operating expenses paid on behalf of the Parent.

14. PRIOR PERIOD ADJUSTMENT

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2007, the Company's management determined that certain intercompany transactions were not correctly accounted for in 2007. The member's equity balance on the statement of financial condition has been adjusted to reflect the correction of this error from the prior year. The adjustment to beginning member's equity is necessary to reflect the additional expenses allocated to the Company by its parent, CS LLC for the year ended December 31, 2007 of $1,645,700.

In 2007, CS plc created a share option scheme in which eligible employees are granted options to purchase CS plc common stock, subject to the the employee and CS plc satisfying certain service and performance conditions. The compensation expense associated with the 2007 share option plan was not allocated to CS LLC in 2007. Accordingly, compensation expense was understated by $ 800,200 and net income was overstated for the year ending December 31, 2007 by the same amount. There is no financial statement impact to the member's equity balance as the understatement of member's equity and the overstatement of net income at the end of 2007 offset each other. Accordingly, no adjustment to the member's equity is necessary to reflect CS LLC's participation in CS plc's 2007 share option scheme. See Note 10 for further information regarding the share option schemes in which CS LLC is a participant.

15. SUBSEQUENT EVENTS

In early 2009, as a result of deteriorating market conditions and poor performance, the Company eliminated its Corporate Banking division that it acquired with its transaction with CEUT. The elimination of the business took immediate effect.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Collins Stewart LLC
350 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding a prior period adjustment), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed a condition that we believe results in more than a reasonable possibility that a material misstatement of the entity's financial statements would not be prevented or detected by the entity's internal control. The material weakness related to the incorrect recording of certain affiliate transactions during the year ended December 31, 2007. This resulted in a restatement of the 2007 member's equity balance. As of the date of this report, the company has taken corrective action to remediate the material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the previous paragraph related to the incorrect recording of certain affiliate transactions, which we consider to be a material inadequacy, as defined by Rule 17a-5(g) for such purposes at December 31, 2008, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP